FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Rubens A. Barbosa

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The purpose of this Amendment is to file with the Commission (i) a description of certain provisions relating to collective action securities to be issued by the Registrant, (ii) a form of Amendment No. 1 to the Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent and (iii) a description of certain recent developments with respect to the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 28th day of April, 2003.

FEDERATIVE REPUBLIC OF BRAZIL

By:   /s/ Sônia de Almendra Freitas Portella Nunes

        Sônia de Almendra Freitas Portella Nunes

        Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2001 Annual Budget of the Republic
*D:	Current Description of the Republic
E:	Description of Amendments to Be Made to Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
F:	Form of Amendment No. 1 dated as of April 28, 2003 to the Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
G:	Recent Developments in the Republic as of April 28, 2003

*	Previously filed.